August 19, 2015

VIA EDGAR

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trans-Lux Corporation
Pre-effective Amendments 1 and 2
to Registration Statement on Form S-1
Filed July 31 and August 7, 2015
File No. 333-205273

Dear Ms. Long:

On behalf of Trans-Lux Corporation (the “Company”), transmitted herewith is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-205273) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2015, as amended by Amendment No. 1 filed with the Commission on July 31, 2015 and Amendment No. 2 filed with the Commission on August 7, 2015 (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Commission dated August 12, 2015 (the “Staff Letter”) with regard to Amendment Nos. 1 and 2 to the Registration Statement.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 3, and the defined terms used herein have the definitions given to them in Amendment No. 3.

Risk Factors, page 12

1.
We have read the revision on page 18 related to comment 3 in our letter dated July 22, 2015.  Given the nature of the lien, the fact that it is against all of your assets and that there were no apparent additional contributions through June 30, 2015, please further expand the disclosure to address specifically how your financial condition, results of operations, and liquidity would be materially adversely impacted should you not be able to fulfill your obligations.  For example, detail the specific actions that would result from the enforcement of the lien, and quantify their potential impact on specific financial statement line items.

August 19, 2015

The Company has revised the risk factor disclosure on page 18 to expand the disclosure regarding the Company’s conversations with the Pension Benefit Guaranty Corporation and the risk that it may implement enforcement remedies with respect to contributions due and not yet made.

Conversion of the Preferred Stock into Common Stock, page 48; Additional Medicare Tax on Net Investment Income, page 49

2.
Refer to comment 2 in our July 22, 2015 letter.  As requested previously, delete here also the word “generally” because it may imply that you have not disclosed all material U.S. federal income tax considerations and that your stockholders cannot rely on the disclosure.

The Company has revised the disclosure on pages 48 and 49 accordingly.

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.7

3.
Since you revised disclosure throughout the registration statement to indicate that the subscription rights are non-transferable, please revise disclosure in these exhibits to reflect that fact.  For example, the ostensible redlined versions of exhibits 99.1, 99.2, 99.3., 99.4, 99.5, and 99.7 filed with amendment 1 refer to transferable rights.  Please file the most current form of the exhibits with your next amendment.

The Company has filed the most current forms of exhibits 99.1, 99.2, 99.3., 99.4, 99.5, and 99.7 with Amendment No. 3, which reflect that the subscription rights are non-transferable, along with revision-marked copies reflecting changes made from their filing with the initial Registration Statement.

*  *  *  *  *

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

Enclosure

cc:           Jean-Marc Allain